SEQUA CORPORATION

200 Park Avenue

New York, New York 10166

July 31, 2007

VIA HAND DELIVERY

Ms. Louise Dorsey

Division of Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.; Mail Stop 5546

Washington, D.C. 20549-5546

Re:

Piece Part MBOH Agreement, entered into as of August 1, 2003, by and between Chromalloy Gas Turbine Corporation and United Air Lines, Inc. (UAL Contract No. 155340) (the “Agreement”)

Dear Ms. Dorsey:

I understand that Bryan Cave wrote to you on behalf of Sequa Corporation (“Sequa”) on July 27, 2007 regarding their review of the Agreement and support for Sequa’s position that the termination for convenience provision does not prevent Sequa from recognizing as revenue certain amounts included in unbilled receivables.  We trust that their analysis was helpful in further explaining Sequa’s position.

I am also pleased to advise Bryan Cave’s analysis was reviewed and concurred in by KPMG and Ernst & Young, Sequa’s current and previous outside auditors as well as their respective national accounting offices, Jon Fehleison and Jeff Slate, respectively.  Additionally, Sequa has engaged Dr. A.C. Sondhi, as an outside advisor to advise Sequa in connection with this matter.  As I am sure you are aware, Dr. Sondhi is a nationally recognized expert in revenue recognition and author of Revenue Recognition Guide, 2007.   To further assist you in your review, I have attached Dr. Sondhi’s analysis for your consideration.  This analysis well supports Sequa’s position concerning its accounting for revenue recognition.

We look forward to meeting with you and responding to any additional questions or comments.

Very truly yours, /s/ John J. Dowling III John J. Dowling III Senior Vice President, Legal

JJD/hm

Enclosures

cc:

Michael Fay, Branch Chief, U.S. Securities and Exchange Commission, Division Corporation Finance

Kenneth Binder, Executive Vice President, Finance, Sequa Corporation

Christine Richardson, Vice Chairman and CEO, Chromalloy Gas Turbine Corporation

Donna M. Costello, Vice President and Controller, Sequa Corporation

Joseph Duggan, KPMG

Jon Fehleison, Partner, Department of Professional Practice, KPMG

Peter Tryhane, Ernst & Young

W. Leslie Duffy, Cahill Gordon & Reindel LLP

Jeff Slate, Partner, Ernst & Young, National Accounting Standards Office

Dr. A.C. Sondhi, A.C., Sondhi & Associates

Terry Pritchard, Bryan Cave LLP

Eric Rieder, Bryan Cave LLP

A.C. SONDHI & ASSOCIATES, LLC

Financial Consulting and Investment Advisory Services

www.acsondhi.com

403 Elmwood Avenue Maplewood, New Jersey 07040 973-762-2884 Fax: 973-762-4648	Ashwinpaul C. Sondhi, PhD President Tony@acsondhi.com

Chromalloy - United Airlines Revenue Recognition Issues

Ashwinpaul C. Sondhi Ph.D.

I have been engaged by the Company to advise them on matters related to revenue recognition.  In my opinion, the Company's current revenue recognition for this contract based on a proportional performance model as contemplated by Staff Accounting Bulletin Topic 13 is correct.  The Company has considered SAB 104 and has properly accounted for any revenue that is subject to customer cancellation or refund.

The contract at issue is a 10-year materials-by-the-hour contract with United entered into on August 1, 2003 ("Contract"), a copy of which has been previously provided to the Staff.  The contract represents a negotiated sharing of benefits, risks, and costs over the term of the contract.  The RFP issued by United, negotiations over the contract, the contract itself, and subsequent extensions and amendments provide further evidence of the risk and cost sharing nature of this arrangement.  United receives (1) needed high quality services on a timely basis and (2) a beneficial payment mechanism - based on MBOH and negotiated rates with an annual adjustment (true-up) mechanism.  United, therefore, pays on the basis of the actual number of hours its fleet is operated rather than as services are received.  During the early years of the contract, United is required to make lower cash payments relative to services provided by the Company.  This situation reverses in the latter stages of the contract.

The contract compensates the Company for the frontloaded costs through two mechanisms.  First, United and the Company have agreed to an adjustment mechanism to ensure an equitable sharing of costs and risks.  Second, in the event of a termination for convenience by United, the Company is paid both on a MBOH basis and on a time and materials basis for any incremental work performed (Section 18.2 of the contract) during the notice period.

Two successive extensions of the notice period (from 60 days to 90 days to 120 days) and increased hourly payments in subsequent years due to the application of the adjustment mechanism constitute substantive evidence of compensation for risk and cost sharing because both the rate adjustments and the notice period extensions are a result of negotiations required by actual experience versus contract estimates with respect to excess services provided by the Company and the excess benefits received by United.

It is important to note that the Company:

•

Can demonstrate a historical practice of successfully enforcing the terms of similar contractual obligations in the event of a customer termination.

•

And, the Company intends to enforce its contractual rights under the termination for convenience provision within Section 20 if the customer were to terminate the arrangement.

First, the Company has successfully enforced similar contractual obligations in the past.  Second, the Company intends to enforce the 120 day payment obligation under MBOH as required by the contract in the event United were to cancel for convenience.

Sincerely,

/a/ Ashwinpaul C. Sondhi

Ashwinpaul C. Sondhi